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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               Dated:  May 18, 2006

                       Commission File Number: 001-13184


                             TECK COMINCO LIMITED
            (Exact name of registrant as specified in its charter)


     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   May 18, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                         EXTERNAL NEWS RELEASE
                                                                      06-14-TC

FOR IMMEDIATE RELEASE:  May 18, 2006


           TECK COMINCO TO MAIL OFFER DOCUMENTS TO INCO SHAREHOLDERS
                              ON OR ABOUT MAY 23

Vancouver, B.C. -- Teck Cominco Limited announced today that it will mail formal offer documents in respect of its previously announced offer to purchase all of the outstanding common shares of Inco Limited on or about May 23, 2006.

On May 8, 2006, Teck Cominco announced that it was making an offer to acquire all of the outstanding common shares of Inco on the basis of, at the election of each holder, Cdn$78.50 in cash or 0.9776 of a Class B subordinate voting share of Teck Cominco and Cdn$0.05 in cash, for each common share of Inco subject, in each case, to pro ration. Teck Cominco's offer is conditional, among other things, on the support agreement between Inco and Falconbridge Limited dated October 10, 2005, as amended, having been lawfully terminated in accordance with its terms, and Inco's takeover bid for Falconbridge having expired or having been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased pursuant to such takeover bid, in all cases without breach by Inco. Full particulars of the offer will be set out in the offer and circular and related materials to be mailed to Inco shareholders in connection with the offer.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

This media release is not, and should not be construed as, an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.

IMPORTANT NOTICE

This press release may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. Teck Cominco will prepare and file a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and a tender offer statement on Schedule T-O with the United States Securities and Exchange Commission
("SEC"). Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, REGISTRATION STATEMENT, THE SCHEDULE T-O AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR INCO SHARES. These documents will be available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to
(604)687-1117, or by email to: info@teckcominco.com.




                                    - 30 -

For additional information, please contact:

Greg Waller
Director Fin. Analysis & Inv. Rel.
(604) 687-1117



                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117         FAX: (604) 687-6100      www.teckcominco.com